FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Zink, Jr., Darell E.	2. Issuer Name and Ticker or Trading Symbol Duke Realty Corporation (DRE)

6. Relationship of Reporting Person(s)
to Issuer (Check all applicable)
X Director                                       10% Owner
X Officer (give title below)          Other (specify below)

Vice Chairman, Executive Vice President and Chief Financial Officer

(Last) (First) (Middle) 600 East 96th Street, Suite 100	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year December 2002
(Street) Indianapolis,, IN 46240		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal year (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock							786,539	D
Common Stock							3,281	I	By 401(K) Plan(1)
Common Stock							17,042	I	(2)
Common Stock							88,080	I	By Spouse
Common Stock							0	I	By Daughter(3)
Common Stock							5,067	I	By Son
Common Stock							46,243	I	(4)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Units of Duke Realty Limited Partnership	1 for 1	11/27/02		G		200,000(5)	10/4/94	n/a	Common Stock	200,000		361,514	D
Units of Duke Realty Limited Partnership	1 for 1	11/27/02		G	200,000		10/4/94	n/a	Common Stock	200,000		200,000	I	(6)
Units of Duke Realty Limited Partnership	1 for 1						10/4/94	n/a	Common Stock	13,572		13,572	I	(7)
Employee Stock Options-Right to Buy(8)	$15.3125						10/25/96	10/25/05	Common Stock	8,108		8,108	D
Employee Stock Options-Right to Buy(9)	$16.0625						1/31/97	1/31/06	Common Stock	10,305		10,305	D
Employee Stock Options-Right to Buy(10)	$19.4375						1/29/98	1/29/07	Common Stock	13,010		13,010	D
Employee Stock Options-Right to Buy(11)	$24.2500						1/28/99	1/28/08	Common Stock	14,220		14,220	D
Employee Stock Options-Right to Buy(12)	$23.0625						1/26/00	1/26/09	Common Stock	19,936		19,936	D
Employee Stock Options-Right to Buy(13)	$20.0000						1/25/01	1/25/10	Common Stock	28,736		28,736	D
Employee Stock Options-Right to Buy(14)	$24.9800						1/31/02	1/31/11	Common Stock	23,007		23,007	D
Employee Stock Options-Right to Buy(15)	$23.3500						1/30/03	1/30/12	Common Stock	24,613		24,613	D
Phantom Stock Units(16)	1 for 1	(16)		A	28		(16)	None	Common Stock	28		1,595	D
Phantom Stock Units(17)	1 for 1	(17)		A	156		(17)	None	Common Stock	156		4,511	D
Exchange Rights (18)	1 for 1						(18)	None	Common Stock	172,583		172,583	I	(18)

Explanation of Responses:

(1) Between September 1, 2002 and December 31, 2002, the Reporting Person acquired 157 shares of Duke Realty Corporation's common stock through dividend reinvestment under the Company 401(K) plan.
(2) Shares owned by the Zink Family Foundation, Inc., a private charitable foundation controlled by the Reporting Person and his family.
(3) The Reporting Person no longer has a reportable beneficial interest in 5,058 shares owned by his daughter and included in the Reporting Person's prior ownership.
(4) Shares owned by the Zink Family Limited Partnership, a limited partnership in which the sole general partner is the Reporting Person and the limited partnership interests are beneficially held by the Reporting Person and his family members.
(5) Securities gifted to the Darell E. Zink Grantor Retained Annuity Trust dated 11/27/02.
(6) Securities held by the Darell E. Zink Grantor Retained Annuity Trust dated 11/27/02 in which the Reporting Person is grantor. The Reporting Person's children are residual beneficiaries.
(7) Represents the Reporting Person's 20.71% interest in Units owned by Duke Management, Inc.
(8) The Stock Options vested annually at a rate of 20% per year and were fully vested on 10/25/00.
(9) The Stock Options vested annually at a rate of 20% per year and were fully vested on 1/31/01.
(10) The Stock Options vested annually at a rate of 20% per year and were fully vested on 1/29/02.
(11) The Stock Options vest annually at a rate of 20% per year and will be fully vested on 1/28/03.
(12) The Stock Options vest annually at a rate of 20% per year and will be fully vested on 1/26/04.
(13) The Stock Options vest annually at a rate of 20% per year and will be fully vested on 1/25/05.
(14) The Stock Options vest annually at a rate of 20% per year and will be fully vested on 1/31/06.
(15) The Stock Options vest annually at a rate of 20% per year and will be fully vested on 1/30/07.
(16) Represents phantom stock units from dividend reinvestment equivalents accrued under the Executive Deferred Compensation Plan of Duke Realty Services Limited Partnership. The units are to be settled in cash upon the Reporting Person's retirement of employment.
(17) Represents phantom stock units accrued through dividend reinvestment equivalents under the 2000 Performance Share Plan of Duke Realty Corporation. The units are to be settled in cash upon the Reporting Person's termination of employment.
(18) In the event of a change in control of Duke Realty Corporation or Duke Realty Limited Partnership; or the liquidation of Duke Realty Limited Partnership, Duke Management, Inc. has the right to exchange its limited partnership interest in Duke Realty Services Limited Partnership for 833,334 shares of Duke Realty Corporation's common stock. The Reporting Person's ownership interest in Duke Management, Inc. is 20.71%.

By: /s/ James R. Windmiller Darell E. Zink, Jr. by J. R. Windmiller per POA prev. filed **Signature of Reporting Person	February 4, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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